Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 19, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

BSG LLC

Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of our clients, BSG LLC, a Delaware limited liability company (the “Company”), and Automatic Data Processing, Inc., a Delaware corporation and the parent of the Company (“ADP”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) in electronic form a Registration Statement on Form 10 (the “Registration Statement”) in connection with the proposed registration of the Company’s common stock under the Securities Exchange Act of 1934, as amended.

ADP is proposing to distribute all of the outstanding shares of the Company’s common stock on a pro rata basis to the holders of ADP common stock. As indicated in the Registration Statement, the Company will convert to a Delaware corporation immediately prior to the distribution. In addition, the Company expects to change its name prior to the distribution.

Please note that ADP is a participant in the Commission’s XBRL Pilot Program. We understand that, as a result, any review of the Registration Statement may be eligible to be conducted on an expedited basis.

The Registration Statement reflects the correspondence from Arthur F. Weinbach of ADP dated May 31, 2006 to Carol Stacey, Chief Accountant in the Division of Corporation Finance, and the reply from Ms. Stephanie L. Hunsaker dated June 9, 2006, which confirmed that the post-acquisition results of the U.S. Clearing and BrokerDealer Services businesses acquired by ADP from Bank of America Corporation on November 1, 2004 included in the combined financial statements of ADP’s Brokerage Services Business will satisfy the requirements of Rule 3-05 under Regulation S-X. Copies of such correspondence will be included with the courtesy copies of this filing delivered to the Staff.

Should you have any questions regarding the Registration Statement, please feel free to contact Brian S. Korn at (212) 373-3296 or the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Adam D. Amsterdam, Esq.
General Counsel
Automatic Data Processing, Inc., Brokerage Services Group
Maria Allen, Esq.
Senior Corporate Counsel
Automatic Data Processing, Inc., Brokerage Services Group
Richard S. Borisoff, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Brian S. Korn, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
New York Stock Exchange (Via EDGAR)